04035686

RECEIVED
2004 JUL 21 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 21, 2004

By Air Mail

82-3322

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

Sub: Offer to purchase upto 3,73,19,587 Fully Paid Equity Shares of Rs.10/- each aggregating to 30% of the emerging Share Capital of Ultra Tech CemCo Ltd. (Ultra Tech) at a price of Rs.342.60 per share payable in cash

We write this to inform you that as per information received by us from the Registrars to the Offer, M/s. Sharepro Services, the Offer has received overwhelming response and, at the time of signing of the communiqué, over 600 lac shares have been tendered in the Offer by the shareholders of Ultra Tech as against 3,73,19,587 shares to be acquired by the Company under the Offer.

In terms of the Clause No.12.9 of the Offer Letter dated May 27, 2004, the acquisition of shares from each shareholder will be on a proportionate basis, irrespective of whether the shares are held in physical or dematerialized form.

A copy of Press Release being issued by the Company on the above matter is enclosed herewith for your records.

Thanking you,

Yours faithfully,

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

PRESS NEWS

21st June '04

Overwhelming Response to Grasim's Open Offer to the shareholders of Ultra Tech CemCo Ltd.

There has been an overwhelming response to "the 30% Open Offer" made by Grasim Industries Ltd (Grasim) for equity shares of Ultra Tech CemCo Ltd (UltraTech) which closed today. The cement business of Larsen & Toubro Limited was recently de-merged into Ultra Tech.

All sections of shareholders in Ultra Tech - retail public, domestic mutual fund, banks, FIIs and GDR holders and Financial Institutions participated in the Open Offer.

A total of 839 lac shares of UltraTech qualified to participate in Grasim's Open Offer. This excludes the shares held by Grasim and L&T. At the time of going to the press, over 600 lac shares, constituting over 70% of the eligible shares, have been tendered in the Open Offer. The shareholders of Ultra Tech have thus capitalized on the opportunity to encash the value at an attractive open offer price. The acceptance ratio is likely to be around 60%.

Grasim had already deposited the full value of the 30% Open Offer, equivalent to Rs.1279 crores, in Escrow; and will make the payment to the successful Offerees as per the schedule. The payment will also include the proportionate interest accrued on the Escrow Deposit, which will be in addition to the Open Offer price.

This Open Offer was pursuant to Grasim's intention to acquire management control of UltraTech.

****

GRASIM INDUSTRIES LIMITED
Corporate Finance Division, 91, Sakhar Bhavan, 230 Nariman Point, Mumbai 400 021. Tel: 2281 9520 Fax: 2284 6299